
June 4, 2012

Via E-mail
Julianna S. Ingersoll
Chief Financial Officer
RREEF America Property Income Trust, Inc.
345 Park Avenue, 24th Floor
New York, NY 10154

Re: RREEF America Property Income Trust, Inc.
    Amendment No. 1 to Form S-11
    Filed May 16, 2012
    File No. 333-180356

Dear Ms. Ingersoll:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

    ● Describe how and when a company may lose emerging growth company status;

    ● A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- Your election under Section 107(b) of the Act:

    o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

    o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

2. We note your response to comment 1 of our letter dated April 23, 2012. We have referred your analysis to the Division of Investment Management and they will contact you directly when they have completed their review. Please feel free to contact the Division of Investment Management staff member referenced below regarding their review.

3. We note your response to comment 9 of our letter dated April 23, 2012 in which you have revised your disclosure to clarify that the independent valuation advisor will be an "expert" for purposes of Section 7 of the Securities Act. At the time a valuation figure that is expertised by Altus is included in the filing, please update the "Experts" section and the consent to reference the figure that is expertised.

Allocation of Investment Opportunities, page 94

4. We note your response to comment 20 of our letter dated April 23, 2012 in which you have revised your disclosure on page 97 to identify RREEF America REIT II, RREEF America REIT III and "various other investment accounts" as the programs on the rotation priority list. Please revise your disclosure to identify the various other investment accounts to which you are referring.

Adverse Business Developments, page 102

5. Please revise to update disclosures regarding RREEF Global Opportunities Fund II through December 31, 2011.

Table III. Operating Results of Prior Programs, page A-4

6. We note that you have not revised your disclosure in response to comment 27 of our letter dated April 23, 2012. We therefore reissue our prior comment. Please revise the line items under "Total Distributions to Investors Source" to present amounts of distributions per $1,000 invested.

7. You disclose in footnote (2) on page A-5 that tax information for 2011 is not yet available. Please confirm that this information will be updated prior to effectiveness.

8. We note your response to comment 28 in our letter dated April 23, 2012. Please further clarify and disclose the basis of accounting used by the Global Opportunities Fund II; tell us the nature of the fund's real estate investments and how the fund accounts for these investments, citing the relevant accounting literature.

Draft Quarterly NAV Supplement

9. We have reviewed the draft supplement. In future quarterly NAV supplements please disclose the key assumptions used by the valuation expert in appraising the properties, the range or weighted average for each key assumption used (broken out by property type), a quantitative illustration of the sensitivity of the NAV to a change in the most significant assumption, and disclose whether any key assumptions were based on information provided by the sponsor. In addition, please include additional columns in the component table showing the comparable data for the prior period NAV.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Rosemarie A. Thurston
        Alston & Bird LLP
        Via E-mail